EXHIBIT 99.1

For Immediate Release

ReWalk Robotics Reports Third Quarter 2014 Financial Results

Revenue up 277% year-over-year to $1.5 million

Successful completion of IPO raises $38.7 million, net

ReWalk becomes first and only exoskeleton cleared by the FDA for use in the U.S.

YOKNEAM ILIT, ISRAEL / MARLBOROUGH, MA, November 13, 2014 – ReWalk Robotics Ltd. (Nasdaq: RWLK) (“ReWalk,” or “the Company”) today announced its financial results for the three- and nine-month periods ended September 30, 2014. Highlights of and subsequent to the third quarter 2014 include:

•	Initiated U.S. sales of ReWalk personal system following U.S. Food and Drug Administration (“FDA”) clearance in June 2014 to market ReWalk systems for personal and rehabilitation use to people with paraplegia due to spinal cord injury (“SCI”);
•	Total revenue increased 277% to $1.5 million compared to $408,000 for the third quarter of 2013 resulting from the sale of 26 ReWalk systems;
•	Net loss was $6.4 million, or $(2.81) per basic and diluted share, compared to a net loss of $3.3 million or $(19.52) per basic and diluted share for the third quarter of 2013;
•	Non-GAAP net loss was $3.5 million, or $(1.34) per basic and diluted share, compared to a non-GAAP net loss of $2.2 million, or $(11.91) per basic and diluted share for the third quarter of 2013, mainly due to investment in research and development and sales and marketing resources;
•	Raised $38.7 million, net, through the successful completion of our initial public offering, increasing liquidity to fund commercialization of the ReWalk personal system in the U.S., expand infrastructure, and continue research and development;
•	John J. Peters VA Medical Center in the United States established a policy to provide payment for FDA-cleared powered exoskeletons; ReWalk is the sole FDA-cleared powered exoskeleton; and,
•	Secured reimbursement approval, on a case-by-case basis, from four leading German insurers, the only powered exoskeleton system to do so.

“We achieved several significant milestones during the third quarter of 2014 that allowed us to bring our revolutionary technology to a broader group of individuals with spinal cord injuries. Our market-leading position was strengthened this quarter when we received FDA clearance as the only powered exoskeleton that can be legally marketed in the U.S.,” said Larry Jasinski, Chief Executive Officer. “We are excited to be able to provide wheelchair-bound individuals with access to the ReWalk system for daily use at home and in their communities, where they need it most.”

“We also secured reimbursement on a case-by-case basis for ReWalk personal systems in the U.S. and Germany, paving the way for additional favorable coverage decisions by other major insurers. Importantly, we strengthened our balance sheet with the successful completion of our IPO. Building on the momentum generated during the third quarter, we will continue to aggressively execute our strategy in the U.S., Europe and other geographies,” Jasinski concluded.

Third Quarter 2014 Financial Results

Total revenues were $1.5 million for the third quarter of 2014, up 277% compared with $408,000 in the third quarter of 2013, due to higher sales of ReWalk systems during the third quarter of 2014. In the third quarter of 2014, 26 ReWalk systems were sold compared with six ReWalk systems sold in the prior year period.

Gross profit improved to $331,000 as compared to a gross loss of $20,000 in the third quarter of 2013, reflecting higher sales in the 2014 period coupled with manufacturing economies of scale. All ReWalk systems sold in third quarter of 2014 consisted of systems purchased from Sanmina.

Total operating expenses in the third quarter of 2014 were $8.1 million, compared with $2.2 million in the third quarter of 2013. The increase reflects non-cash share-based compensation expenses of $4.5 million in third quarter of 2014 and incremental investment in sales, marketing, and research and development resources. Excluding non-cash share-based compensation expenses, total operating expenses were $3.6 million during the third quarter of 2014.

Operating loss was $7.8 million for the third quarter of 2014 compared with $2.2 million during the prior year quarter. Non-GAAP operating loss, excluding non-cash share-based compensation expenses, was $3.3 million for the third quarter of 2014.

Net loss was $6.4 million for the third quarter of 2014 compared with $3.3 million in the prior year quarter. Non-GAAP net loss for the third quarter of 2014 was $3.5 million compared with non-GAAP net loss of $2.2 million in the prior year quarter.

A reconciliation of operating loss and net loss to non-GAAP operating loss and non-GAAP net loss is included at the end of this press release.

Nine Month 2014 Financial Highlights

Total revenues were $2.5 million for the nine months ended September 30, 2014, up 106% compared with $1.2 million during the nine months ended September 30, 2013, due to higher sales of ReWalk systems during the 2014 period. In the 2014 nine-month period, 42 ReWalk systems were sold compared with 19 ReWalk systems sold during the same period in 2013.

Gross profit improved to a loss of $92,000 as compared to a loss of $297,000 for the nine months ended September 30, 2013, reflecting higher sales in the 2014 period coupled with manufacturing economies of scale. For the nine months ended September 30, 2014, cost of revenues consisted primarily of ReWalk systems purchased from Sanmina, as well as expenses related to the transition of our manufacturing activities to Sanmina. For the nine months ended September 30, 2013, cost of revenues consisted primarily of ReWalk systems manufactured by the Company directly.

Total operating expenses during the nine months ended September 30, 2014, were $14.6 million compared with $5.7 million in the prior year period, reflecting non-cash share-based compensation expenses of $4.9 million in the nine months ended September 30, 2014, and increased investment in sales, marketing, and research and development resources. Excluding the non-cash share-based compensation expenses, total operating expenses were $9.7 million compared with $5.6 million in the prior year period.

Operating loss for the nine months ended September 30, 2014, was $14.6 million compared with $6.0 million during the prior year period. Excluding non-cash compensation expenses, operating loss was $9.8 million for the nine months ended September 30, 2014, compared with $5.9 million during the nine months ended September 30, 2013.

Net loss for the nine months ended September 30, 2014 was $16.2 million compared with $8.7 million during the nine months ended September 30, 2013. Non-GAAP net loss was $10.1 million for the nine months ended September 30, 2014, compared with non-GAAP net loss of $6.0 million during the nine months ended September 30, 2013.

A reconciliation of operating loss and net loss to non-GAAP operating loss and non-GAAP net loss is included at the end of this press release.

Liquidity

As of September 30, 2014, ReWalk had $47.7 million in cash and cash equivalents and short-term deposits. During the three months ended September 30, 2014, the Company raised $38.7 million, net, from its initial public offering, $12.8 million from a pre-IPO financing round, and $1.1 million from the exercise of warrants to purchase convertible preferred shares.

Cash used in operating activities was $5.8 million and $12.6 million during the three- and nine-month periods ended September 30, 2014, respectively, compared with $2.2 million and $6.1 million in the respective prior year periods.

Conference Call

ReWalk management will host its third quarter conference call as follows:

Date		Thursday, November 13, 2014
Time		8:30 AM EST
Telephone	U.S:	(844) 423-9889
	International:	(716) 247-5804
	Israel:	1809315362
Access code		27344193
Webcast (live and archive)		www.rewalk.com under the “Investors” section.

A telephone replay will be available shortly after the completion of the call for two weeks at (855) 859-2056 (U.S.) or (404) 537-3406 (International). The passcode for the replay is 27344193.

About ReWalk Robotics Ltd.

ReWalk Robotics Ltd. (formerly Argo Medical Technologies Ltd.) develops, manufactures and markets wearable robotic exoskeletons for individuals with spinal cord injury. ReWalk’s mission is to fundamentally change the health and life experiences of individuals with spinal cord injury. Founded in 2001, ReWalk has headquarters in the U.S., Israel and Germany. For more information on the ReWalk systems, please visit http://www.rewalk.com.

Forward Looking Statements

This press release contains forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and other securities laws. Forward-looking statements are statements that are not historical facts. Words such as “expect(s),” “feel(s),” “believe(s),” “will,” “may,” “intends,” “anticipate(s),” “look forward,” “upcoming,” “plan,” “enables,” “potentially,” “entitles,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the anticipated revenues and underlying sales for the fourth quarter of 2014; future availability of reimbursement for ReWalk in Germany and the United States; and the successful and timely achievement of favorable coverage decisions for ReWalk by additional major insurers.  All such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to the following: the market for medical exoskeletons is new and unproven, and important assumptions about the potential market for our products may be inaccurate; the Company has a limited operating history upon which you can evaluate our business plan and prospects; if we are unable to expand our sales, marketing and training infrastructure, we may fail to increase our sales; the health benefits of ReWalk have not been substantiated by long-term clinical data, which could limit sales; the Company may fail to secure or retain adequate coverage or reimbursement for ReWalk by third-party payors; the Company depends on a single third-party to manufacture ReWalk and a limited number of third-party suppliers for certain components of ReWalk; the Company’s future growth and operating results will depend on our ability to develop and commercialize new products and penetrate new markets; the Company operates in a competitive industry that is subject to rapid technological change, and we expect competition to increase; and the Company is subject to extensive governmental regulations relating to the manufacturing, labeling and marketing of our products. These and other risk factors are set forth in the Company’s final prospectus filed with the Securities and Exchange Commission on September 15, 2014, and our other reports filed from time to time with the Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  ReWalk does not undertake any obligation to revise and disseminate forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of or non-occurrence of any events.

ReWalk® is a registered trademark of ReWalk Robotics Ltd. in Israel.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), ReWalk believes that the use of non-GAAP accounting measures, including non-GAAP operating loss, non-GAAP net loss, and Non-GAAP net loss per ordinary share, basic and diluted, is helpful to our investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

For the three- and nine-month periods ended September 30, 2014 and 2013, non-GAAP net loss is calculated as GAAP net loss excluding (i) non-cash share-based compensation expense and (ii) non-cash financial (income) expenses resulting from issuance of preferred share to a related party, revaluation of convertible loans, and the revaluation of warrants to purchase convertible preferred share. Non-GAAP net loss per ordinary share also excludes convertible preferred shares dividend.

Because of varying available valuation methodologies, subjective assumptions, and the variety of equity instruments that can impact a company’s non-cash expenses, the Company believes that providing non-GAAP financial measures that exclude share-based compensation expense and non-cash financial (income) expenses allow for more meaningful comparisons between our operating results from period to period. Each of our non-GAAP financial measures is an important tool for financial and operational decision-making and for evaluating our own operating results over different periods of time. The non-GAAP financial data are not measures of our financial performance under U.S. GAAP, and should not be considered as alternatives to operating loss or net loss or any other performance measures derived in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. ReWalk urges investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measures to evaluate our business.

Contact:

Lisa M. Wilson

President

In-Site Communications, Inc.

T: 212-452-2793

E: lwilson@insitecony.com

Amy Raskopf

Senior Communications Strategist

In-Site Communications, Inc.

T: 917-673-5775

E: araskopf@insitecony.com

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ReWalk Robotics Ltd.

Condensed Consolidated Statements of Operations

U.S. dollars in thousands except share and per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited		Unaudited

Revenue	$1,540	$408	$2,485	$1,205
Cost of revenues	1,209	428	2,577	1,502
Gross profit (loss)	331	(20)	(92)	(297)
Operating costs and expenses:
Research and development, net	5,156	577	7,314	1,639
Sales and marketing, net	2,236	1,217	5,127	2,861
General and administration	731	428	2,113	1,229

Total operating expenses	8,123	2,222	14,554	5,729

Operating loss	(7,792)	(2,242)	(14,646)	(6,026)

Financial income (expenses), net	1,361	(1,029)	(1,494)	(2,685)

Loss before tax	(6,431)	(3,271)	(16,140)	(8,711)
Income tax	7	4	39	16

Net loss	$(6,438)	$(3,275)	$(16,179)	$(8,727)

Net loss per ordinary share, basic and diluted:
Net loss	(6,438)	(3,275)	(16,179)	(8,727)

Convertible preferred share dividend	(834)	(350)	(2,229)	(974)

Net loss attributable to ordinary shares	$(7,272)	$(3,625)	$(18,408)	$(9,701)

Net loss per ordinary shares	$(2.81)	$(19.52)	$(18.56)	$(52.24)

Weighted average number of shares used in computing net loss per ordinary share	2,591,817	185,688	991,813	185,688

Non-cash share-based compensation expense for the three- and nine-months ended September 2014 and 2013 is included in the unaudited condensed consolidated statement of operations as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Cost of revenues	$2	$1	$6	$4
Research and development, net	4,188	14	4,296	35
Sales and marketing, net	70	12	198	33
General and administration	248	26	390	70

	$4,508	$53	$4,890	$142

ReWalk Robotics Ltd.

Condensed Consolidated Balance Sheets

U.S. dollars in thousands

	September 30,	December 31,
	2014	2013(*)
Assets	Unaudited

Current assets
Cash & cash equivalents and short term deposit	$47,684	$8,860
Account receivables	1,255	304
Others short terms assets	3,176	469
Inventories	575	973

Total current assets	52,690	10,606

Other long-term assets	114	97
Properties and equipment, net	380	356

Total assets	$53,184	$11,059

Liabilities and equity

Current liabilities
Trade payable	$1,024	$945
Other liabilities	2,653	958

Current liabilities	3,677	1,903

Preferred warrant liabilities	-	3,341
Other long-term liabilities	209	184

Shareholders' equity	49,298	5,631

Total liabilities and equity	$53,184	$11,059

(*) Derived from audited financial statements

ReWalk Robotics Ltd.

Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited		Unaudited

Net cash used in operating activities	$(5,834)	$(2,215)	$(12,629)	$(6,073)

Net cash used in investing activities	(11)	(87)	(125)	(140)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares in initial public opening, net	38,712	-	37,663	-
Issuance of convertible preferred shares, including warrants, net	12,835	10,023	12,835	10,023
Issuance of convertible loans	-	-	-	7,048
Issuance of ordinary shares upon exercise of stock options by employees	-	-	2	-
Proceeds from exercise of warrants	1,078	-	1,078	-

Net cash provided by financing activities	52,625	10,023	51,578	17,071

Increase in cash and cash equivalents	46,780	7,721	38,824	10,858

Cash and cash equivalents at beginning of period	904	3,906	8,860	769

Cash and cash equivalents and short-term deposits at end of period	$47,684	$11,627	$47,684	$11,627

ReWalk Robotics Ltd.

Reconciliations of GAAP to Non-GAAP Financial Measures

U.S. dollars in thousands except share and per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
	Unaudited		Unaudited

Reconciliation to non-GAAP operating loss:
GAAP operating loss	$(7,792)	$(2,242)	$(14,646)	$(6,026)

Share-based compensation expenses	4,508	53	4,890	142

Non-GAAP operating loss	$(3,284)	$(2,189)	$(9,756)	$(5,884)

Reconciliation to non-GAAP net loss:
GAAP net loss	$(6,438)	$(3,275)	$(16,179)	$(8,727)

Share-based compensation expenses	4,508	53	4,890	142

Financial (income) expenses related to revaluation of fair value of convertible loans, warrants and preferred shares	(1,541)	1,010	1,201	2,564

Non-GAAP net loss	$(3,471)	$(2,212)	$(10,088)	$(6,021)

Reconciliation to non-GAAP net loss per ordinary share, basic and diluted:
GAAP net loss per ordinary share	$(2.81)	$(19.52)	$(18.56)	$(52.24)

Adjustment to net loss for non-cash expenses of share-based compensation	1.74	0.29	4.93	0.76

Adjustment to net loss for non-cash expenses of financial (income) expenses related to issuance of preferred shares, revaluation of fair value of convertible loans, warrants and preferred shares	(0.59)	5.44	1.21	13.81

Adjustment for convertible preferred shares dividend	0.32	1.88	2.25	5.25

Non-GAAP net loss per ordinary share	$(1.34)	$(11.91)	$(10.17)	$(32.42)
Weighted average number of shares used in computing non-GAAP net loss per ordinary share	2,591,817	185,688	991,813	185,688

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